Mail Stop 3561

April 17, 2008

Mr. Thomas H. Hanna, Jr.
Chief Executive Officer
Eastern Resources, Inc.
4 Park Avenue, Suite 16K
New York, NY 10016

Re: **Eastern Resources, Inc.**
        Registration Statement on Form S-1
        File No. 333-149850
        Filed on March 21, 2008

Dear Mr. Hanna,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. We note your reference to Rule 416 under the Calculation of Registration Fee table. Your shares of common stock do not appear to meet the criteria for use of Rule 416(a). As such, any change in the amount of securities resulting from dilutive issuances must be covered by a post-effective amendment, as required by Rule 416(b), and no reference to Rule 416 is required under the fee table. Please revise or advise.

Prospectus Cover

2. We note the final sentence of the first paragraph of the prospectus cover page and your disclosure on pages 8 and 14 of the prospectus. Given that you offered shares in the December 2007 private placement at $.10 per share, please tell us why registered shares are now being offered at the same price.

3. Revise for clarity. Disclosure in the second paragraph suggests that shares will be sold at market prices or negotiated prices immediately. The following paragraph indicates that this will only occur if a market develops. Please note that selling shareholders must sell at a fixed price until a market develops.

Summary, page 3

4. Please expand your summary to provide an estimate of the time frame before you expect to generate revenues from operations and any obstacles that you anticipate.

5. In one of the opening paragraphs, please also disclose that your auditors have issued a going concern opinion.

Summary Financial Information, page 3

6. Please expand your statement of operations section to include the net loss per share data for the period.

Risk Factors, page 4

7. Please note that the risk factors section should present all material risks. Accordingly, revise the third sentence of the introductory paragraph to clarify that all material risks are described.

As a development stage company, we have no revenues to sustain our operations, page 4

8. Please revise the second sentence to clarify that because of the conditions cited, 'your independent registered public accounting firm have issued a going concern opinion that raise substantial doubt as to your ability to continue as a going concern.'

Our receipt of minimum guarantees does not eliminate . . ., page 6

9. Explain the disclosure that you "often receive a minimum guarantee for licensing distribution rights to sub-distributors" in light of the fact that you have not yet entered into *any* distribution agreements.

Because the share price was determined arbitrarily . . ., page 8

10. Explain the disclosure that the price was set, in part, by "the current immediate needs of the company" in light of the fact that you will not receive any proceeds. Reconcile your disclosure here about how the price was set with disclosure on page 14 stating that it was set using the last price at which you sold your stock.

We could be adversely affected by strikes or other union jobs, page 9

11. Please revise to discuss the impact on your business of the 2007-2008 strike by the Writers Guild of America.

Selling Stockholders, page 11

12. Explain your disclosure that the 5,750,000 shares to be owned by each of Messrs Hanna and Hundley after the offering will represent in each case 2.9% of your post-offering equity in light of your disclosure on page 24 that 5,755,000 shares represents 28.7% of your outstanding equity.

Registration Rights, page 15

13. Revise to explain how you determined that you would register the selling shareholders' shares, in light of the fact that you have no agreement to do so.

Company Overview, page 15

14. Please describe the terms of the producer agreement dated as of August 1, 2007.

15. We note the producer agreement, memorandum of agreement, literary purchase agreement, director agreement, investment agreement and the 10% series notes. Although you refer to "net proceeds" in each, the agreements (as filed) do not specifically set forth how net proceeds are calculated. Please revise to disclose those calculations in the prospectus. To the extent that the calculation methods are disclosed in un-filed exhibits to the referenced agreements, please file the relevant exhibits with your next amendment.

16. In addition, please disclose the relative priority of the debt servicing and net proceeds payments owed under your material agreements.

17. Please revise the first paragraph on page 16 to describe the $300,000 limitation on certain financings by Buzz Kill, Inc., as set forth in paragraph 3 of the Investment Agreement.

18. Disclose the current amount due under the 10% notes and how you used the proceeds of the notes.

Milestone to Achieve in the Next Twelve Months, page 16

19. Refer to the second paragraph of this section. In your next amendment, please disclose whether you have submitted *Buzzkill* to film festivals.

20. Refer to the final sentence of this section. Please disclose whether you have identified your second project. If so, please state.

Liquidity and Capital Resources, page 17

21. Please disclose your cash at hand as of the most date practicable and your monthly burn rate. Include the ongoing reporting costs associated with being a public company.

22. We note your disclosure in the last sentence of the second paragraph that you have no external sources of liquidity as of December 31, 2007. Please update to a more recent date. Also expand to disclose whether or not any of your officers, directors or shareholders have committed to you any form of financing over the next twelve months as we note your disclosure in the third paragraph that you do not have sufficient resources to sustain your operations for the next twelve months without having to raise additional capital. We note from "Certain Relationships and Related Transactions" on page 26 that your shareholders have provided you with financing, in the form of loans. Please describe any additional loans, advances, or commitment amounts. Further, disclose whether or not you have plans to raise additional capital through debt or equity financing from external sources in the near future (i.e., while you are waiting for revenue resulting from the distribution of your film).

Rise of Independent Film, page 18

23. We note several claims regarding the size, growth and quality of the independent film industry as well as the "recession-proof" nature of the independent film market. Please disclose the bases for these claims or revise to describe them as beliefs. Remove the claim that the film industry is recession proof.

24. Please revise to disclose prominently and in each instance where film names are given that the independent films mentioned have realized levels of success that are extremely rare for both independent and major studio releases. Disclose that your results are not likely to achieve these levels.

25. Refer to the final sentence of this section. Please delete this sentence as there would appear no guarantee that even "well crafted" films will be successful.

Maintain Stringent Cost Controls, page 20

26. Please describe the "sophisticated management information systems" that will be used to control costs.

Experienced Management with Decentralized Operating Structure, page 20

27. Given your capital limitations, please more fully discuss how you intend to attract experienced production managers and whether you anticipate any difficulty doing so.

Competition, page 22

28. Please expand your discussion of the competitive landscape. You should discuss with greater specificity the genres you are targeting (e.g., dramas, thrillers, documentaries, etc) and why you believe your film(s) will stand out from the competition.

Directors, Executive Officers, Promoters and Control Persons, page 23

29. Please significantly revise the director and officer biographies to highlight each individual's business experience during the past five years, giving specific dates and types of employment. For example, when you state that Mr. Hanna's independent film credits include *Hamlet*, you fail to explain what his work on that film entailed. Refer to Item 401(e) of Regulation S-K. In addition, remove marketing language such as "highly successful."

Certain Relationships and Related Transactions, page 26

30. Please disclose whether the bridge loan agreements in June 2007 and February 2008 are oral or in writing.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

31. Revise to include the 10% Notes.

Signature Page

32. Please revise your signature blocks to identify your principal accounting officer. Refer to Form S-1.

Exhibit 5.1

33. Refer to the first sentence of the second paragraph of Exhibit 5.1. Please supply an opinion of counsel that refers to the sale, rather than the issuance of the shares, given that the shares you are registering have already been issued.

Financial Statements
Consolidated Balance Sheet, page F-3

34. Please also disclose authorized shares of common stock, either here or in the footnotes.

Statement of Cash Flows, page F-6

35. Refer to the financing activity line item "Proceeds from loan payable-Shareholder" in the amount of $40,000. To the extent this line item pertains to the aggregate $100,000 interest free bridge loan made by Mr. Thomas H. Hanna, Jr. to the Company in June 2007, as described on page 26 under "Certain Relationships and Related Transactions," it appears the statement of cash flows should be revised to reflect the proceeds of the loan in the amount of $100,000 and the repayment of loans in the amount of $60,000 during the period ended December 31, 2007. Reference is also made to your disclosure in Note 5 to the audited financial statements. Please revise the statements of cash flows or advise. Refer to paragraphs 18 through 20 of SFAS No. 95.

36. Further, as the loan is interest free, the financial statements should be revised to reflect imputed interest using the guidance found in APB No. 21 at a rate for a similar non-related party loan transaction. Similar treatment should also be reflected in the subsequent period financial statements for the fiscal 2008 loan made by Mr. Hanna described on page 26.

Note 1. Organization and Nature of Operations, page F-7

37. Refer to your discussion of related parties and transactions on page 26. We note that, in connection with the formation of the company on March 15, 2007, you issued shares to your founders in exchange for all of the issued and outstanding capital stock of Buzz Kill, Inc. Please describe and quantify the assets and liabilities of Buzz Kill at the acquisition date and confirm that any such assets or liabilities were transferred and recorded at historical book value. We assume that Buzz Kill was an inactive shell company at the time of its acquisition. If our assumption is not correct, it appears that this entity would be considered the predecessor of Eastern Resources and that its historical financial statements would be required in the filing. In either case, appropriate footnote disclosure of these relationships and transactions should be provided. Please revise or advise.

38. As a related matter, we note that you appear to have recorded a subscription receivable for the founders' shares. If the shares were issued in exchange for Buzz Kill and for services rendered, please revise your disclosures to clarify that a cash payment is expected as well.

Note 2. Summary of Significant Accounting Policies, page F-7
Recent Accounting Pronouncements

39. Please clarify that SFAS No. 157 is effective for financial statements for fiscal years beginning *after* November 15, 2007. Also, disclose the effective date for SFAS No. 159 to be "As of the beginning of each reporting entity's first fiscal year that begins after November 15, 2007; this Statement should not be applied retrospectively to fiscal years beginning prior to the effective date, except as permitted in paragraph 30 for early adoption."

Note 8. Agreements, page F-10

40. Refer to paragraph (b) discussion of the producer agreement. Clarify that $25,000 of the $50,000 compensation amount remains unpaid at December 31, 2007. Also it appears notes (a) and (b) in the table should be reversed to correspond with the respective paragraph discussions. It also appears that notes (c) and (d) should similarly be reversed in the table. Further, please reconcile the $50,000 deferred compensation amount in paragraph discussion (d) with the $85,000 amount shown in the table.

41. Please clarify that the unpaid compensation is reflected in the balance sheet line item "Compensation payable, including to officers and director," rather than "Accounts payable accrued expenses." Also expand your disclosure to discuss payment terms of the deferred compensation.

Age of Financial Statements

42. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants' Consent

43. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3412 with any other questions.


Sincerely,

Amanda McManus
Branch Chief - Legal


cc: <u>Via Facsimile</u>
   Adam S. Gottbetter, Esq.
   Gottbetter & Partners, LLP
   212.400.6901